Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

July 11, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	KBL Healthcare Acquisition Corp. III Amendment No. 1 to Registration Statement on Form S-1 Filed on May 24, 2007 File No. 333-141342

Dear Mr. Reynolds:

On behalf of KBL Healthcare Acquisition Corp. III (the “Company”), we respond as follows to the Staff’s comment letter, dated June 26, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Cathey Baker.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.	Prior to effectiveness, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

Prior to effectiveness, we will have an AMEX representative contact the Staff to confirm that the Company’s securities have been approved for listing.

Securities and Exchange Commission

July 11, 2007

2.	We note the revised disclosure on page 45 that, “If we issue securities in order to consummate a business combination, our stockholders prior to the business combination could end up owning a minority of the combined company as there is no requirement that our stockholders own a certain percentage of company of our company after our business combination.” Please revise the summary and risk factor sections, such as risk factor 15 or an additional risk factor, to include similar disclosure.

The Prospectus Summary on page 2 currently includes the above-referenced disclosure. Accordingly, we do not believe any revision is necessary in the Prospectus Summary. However, we have revised the disclosure in Risk Factor 15 on page 20 as requested.

Prospectus Summary, page 1

Private Placement, page 3

3.	We note your response to comment 14 of our letter dated April 19, 2007 and we reissue our prior comment. In your response you state that you have revised the disclosure to indicate that “the purchasers will not borrow funds to purchase the private placement warrants.” We were unable to locate this specific disclosure. Please revise accordingly.

We had previously revised the disclosure in the Registration Statement to indicate that the purchasers would purchase the private placement warrants using their own funds. We have revised the disclosure on pages 3, 8 and 66 to clarify that this means that such purchasers will not borrow funds to purchase the private placement warrants as requested.

Principal Stockholders, page 65

4.	We note your response to comment 24 of our letter dated April 19, 2007 and we reissue in part our prior comment. We note that Zachery Berk and Marlene Krauss are husband and wife. Please revise the beneficial ownership table to indicate the beneficial ownership of the shares held by Zachery Berk and Marlene Krauss as pursuant to Item 403 of Regulation S-K and Release No. 33-4819. That release generally states that a person is regarded as the beneficial owner of securities held in the name of his or her spouse. Please revise accordingly.

We have revised the disclosure in the Registration Statement on page 65 as requested.

Financial Statements

General

5.	Please provide a current consent of the independent accountants in any amendment.

Duly noted. We will include a current consent of the independent accountants in any amendment the Company files.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Zachary Berk Marlene Krauss Michael Kaswan